July 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell

Re:	BNC Bancorp

Amendment No. 1 to Registration Statement on Form S-4

Filed July 2, 2012

File No. 333-180972

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated July 11, 2012 from Christian Windsor of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David B. Spencer, the Executive Vice President and Chief Financial Officer of BNC Bancorp (the “Company” or “BNC”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 11, 2012 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

Summary

The Companies

July 25, 2012

BNC Bancorp, page 8

Comment 1: We note your response to comments 1 and 2 of our letter dated May 22, 2012 and your revised disclosure on page 8. Please further revise your disclosure to include the purchase price of the transaction with Hampton Roads. Please include similar information for the planned merger with First Trust Bank and please revise to indicate whether First Trust shareholders will receive stock or cash in exchange for their shares.

Response 1: We respectfully advise the Staff that disclosure in the second and fourth paragraphs on page 8 of the Amendment has been revised to include the requested information as follows:

Second paragraph:

“On April 27, 2012, Bank of North Carolina entered into a purchase and assumption agreement with The Bank of Hampton Roads (“BHR”), a subsidiary of Hampton Roads Bankshares, Inc. Under the terms of the purchase and assumption agreement, Bank of North Carolina will purchase the deposits and certain other assets of BHR’s banking operations located at Preston Corners in Cary, North Carolina and Meadowmont Village Circle in Chapel Hill, North Carolina. Consummation of the transaction is subject to numerous conditions as well as regulatory approvals. Bank of North Carolina intends to operate the branches if acquired. The purchase price of the transaction is approximately $6.5 million. This transaction is expected to close on or before September 30, 2012.”

Fourth paragraph:

“On June 4, 2012, BNC, Bank of North Carolina and First Trust Bank, Charlotte, North Carolina (“First Trust”) entered into an agreement and plan of merger. Pursuant to the agreement, First Trust will, on the terms and subject to the conditions set forth in the agreement, merge with and into Bank of North Carolina, so that Bank of North Carolina is the surviving banking corporation in the merger. BNC, Bank of North Carolina and First Trust anticipate that the merger will close in the fourth quarter of 2012, subject to customary closing conditions, including regulatory approval and approval of First Trust’s shareholders. The purchase price of the transaction is approximately $35 million. First Trust shareholders may elect to receive 0.98 shares of BNC voting common stock for each share of First Trust common stock, or cash in the amount of $7.25 per share. BNC will issue a maximum of 3,276,266 shares of BNC common stock in connection with the merger.”

Comment 2: Please file the legal and tax opinions in your next amendment.

Response 2: We respectfully advise the Staff that legal and tax opinions have been filed with the Amendment as Exhibits 5.1 and Exhibits 8.1 and 8.2, respectively.

July 25, 2012

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.869.9200. Thank you for your time and attention.

Sincerely,

/s/ David B. Spencer
David B. Spencer Executive Vice President and Chief Financial Officer

cc:	Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, LLP